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SE 16013863

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 46646

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WINDHAM FINANCIAL SERVICES, INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

608 HILLS POINT ROAD
(No. and Street)

CHARLOTTE	VERMONT	05445
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
PAUL D. MENDELSOHN (802) 425-7755
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GREEN & COMPANY CPA'S
(Name – *if individual, state last, first, middle name*)

10320 N 56TH STREET, SUITE 330	TAMPA	FLORIDA	33617
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, PAUL D. MENDELSOHN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WINDHAM FINANCIAL SERVICES, INC., as of DECEMBER 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE



Signature

PRESIDENT

Title

Mary A Mead

Notary Public My Comm Exp 2-10-2019

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WINDHAM FINANCIAL SERVICES, INC.

Financial Statements and Schedules

December 31, 2015

(With Independent Auditor's Report Thereon)

Table of Contents



Green & Company, CPAs

A PCAOB Registered Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Windham Financial Services, Inc.

We have audited the accompanying statement of financial condition of Windham Financial Services Inc. as of December 31, 2015, and the related statements of income, changes in shareholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of Windham Financial Services, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Windham Financial Services Inc. as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information has been subjected to audit procedures performed in conjunction with the audit of Windham Financial Services Inc.'s financial statements. The supplemental information is the responsibility of Windham Financial Services Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the exemption report is fairly stated, in all material respects, in relation to the financial statements as a whole.

Green + Company, CPAs

Green & Company, CPAs
Temple Terrace, Florida
February 24, 2016

10320 N 56th Street, Suite 330 Temple Terrace, FL 33617 813.606.4388

WINDHAM FINANCIAL SERVICES, INC.
Statement of Financial Condition
December 31, 2015

Assets		
Cash	$	170,422
Commissions and management fees receivable		15,896
Prepaid expenses		10,358
Total current assets		196,676
Furniture and equipment, net		6,934
Other assets		2,500
Total assets	$	206,110
Liabilities and Stockholder's Equity		
Accounts payable	$	4,383
Accrued expenses		6,595
Total current liabilities		10,978
Stockholder's Equity:		
Common stock, no par value: 1,000 shares authorized; 100 shares issued and outstanding		100
Additional paid-in capital		124,040
Retained earnings		70,992
Total stockholder's equity		195,132
Total liabilities and stockholder's equity	$	206,110

See accompanying notes to financial statements.

WINDHAM FINANCIAL SERVICES, INC.
Statement of Income
Year Ended December 31, 2015

Revenues:		
Commissions	$	116,952
Interest earned		1,478
Management fees		137,655
		256,085
Expenses:		
Commissions and brokerage		95,017
Management fees		56,823
Depreciation and amortization		3,353
Employee compensation and benefits		37,568
Occupancy Expense		12,933
Other operating expenses		51,889
		257,583
Net income/(loss)	$	(1,498)

See accompanying notes to financial statements.

WINDHAM FINANCIAL SERVICES, INC.
Statement of Changes in Stockholder's Equity

	Common Stock		Additional		Total
	Number of Shares	Amount	Paid-in Capital	Retained Earnings	Stock-holder's Equity
Balances December 31, 2014	100	100	124,040	90,574	214,714
Net income/(loss)	-	-	-	(1,498)	(1,498)
Distributions to shareholder	-	-	-	(18,084)	(18,084)
Balances December 31, 2015	100	$ 100	124,040	70,992	195,132

See accompanying notes to financial statements.

WINDHAM FINANCIAL SERVICES, INC.
Statement of Cash Flows
Year Ended December 31, 2015

Cash flows form operating activities:		
Net income/(loss)	$	**(1,498)**
Adjustments to reconcile net loss to net cash provided by operating activities:		
Depreciation and amortization		**3,519**
(Increase) decrease in operating assets:		
Commissions and management fees receivable		**5,469**
Prepaid expenses		**638**
Increase (decrease) in operating liabilities:		
Accounts payable		**(8,007)**
Accrued liabilities		**6,509**
Total adjustments		**8,128**
Net cash provided by operating activities		**6,630**
Cash flows from financing activities:		
Distributions to shareholder		**(18,084)**
Net cash used in financing activities		**(18,084)**
Net decrease in cash		**(11,454)**
Cash, beginning of year		**181,876**
Cash, end of year	$	**170,422**

See accompanying notes to financial statements.

WINDHAM FINANCIAL SERVICES, INC.

Notes to Financial Statements

(1) Description of Business Activity and Summary of Significant Accounting Policies

(a) Business Activity

Windham Financial Services, Inc. (the "Company") was incorporated on September 21, 1983 for the purpose of developing certain computerized market trading programs and acting as a Commodity Trading Advisor (CTA).

On December 30, 1988, the Company received an order granting registration pursuant to section 203 of the Investment Advisors Act of 1940 from the Securities and Exchange Commission as a Registered Investment Advisor (RIA). In January 1994, as an extension to its advisory services, the Company became a member in the National Association of Securities Dealers (NASD).

The Company is a member of Financial Industry Regulatory Authority (FINRA) (formerly NASD), Securities Investors Protection Corporation (SIPC), and the Municipal Securities Rulemaking Board (MSRB). The Company is also registered with the Securities and Exchange Commission (SEC) as a securities broker dealer. The Company is also registered and licensed with state regulatory agencies in jurisdictions where transactions occur.

The Company provides services to customers throughout the United States.

(b) Customer Accounts

The Company has registered as a Fully Disclosed Introducing Broker/Dealer that does not receive, directly or indirectly, or hold funds or securities for, or owe funds or securities to customers and does not carry accounts of or for customers. As such, the Company is exempt from the requirements of SEC Customer Protection Rule 15c3-3 and Rule 15c3-2 dealing with customers' notification of free credit balances.

All customer accounts are maintained by an independent clearing broker dealer who is responsible for all customer account record keeping under SEC Rules 15c3-2 and 15c3-3. Customers' securities transactions are recorded on a settlement date basis with related commission income and expenses recorded on a trade date basis. Securities transactions of the Company are recorded on a trade date basis. Investment management revenue is recorded as income in the period earned.

(c) Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(continued)

WINDHAM FINANCIAL SERVICES, INC.

Notes to Financial Statements

(1) Description of Business Activity and Summary of Significant Accounting Policies (continued)

(d) Cash

Cash consists of checking and savings accounts with financial institutions as well as investment cash balances maintained with a clearing broker.

(e) Furniture and Equipment

Furniture and equipment are carried at cost. Depreciation of furniture and equipment is provided on a straight-line basis using estimated lives of five to seven years. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized in income for the period. The cost of maintenance and repairs is charged to income as incurred; significant renewals and betterments are capitalized. Deduction is made for retirements resulting from renewals and betterments.

(f) Revenue Recognition

Most of the Company's revenue is derived from commissions and management fees. Management fees are accrued and are generally calculated based on a percentage of assets managed, while commissions are recorded when billed.

(g) Advertising

The Company expenses advertising costs the first time the advertising takes place.

(2) Commissions Receivable

Commissions receivable consist of commissions earned and due from the clearing broker, investment companies, life insurance companies, variable annuity distributors and clients of separately managed accounts.

(3) Furniture and Equipment

Furniture and equipment consist of the following:

Furniture and fixtures	$ 14,677
Computers and equipment	42,016
	56,693
Less accumulated depreciation and amortization	(49,759)
	$ 6,934

(4) Other Assets

Other assets consist of $ 2,167 in remaining goodwill resulting from the acquisition of Lifetime Financial Strategies, Inc. on January 1, 2014.

(5) Income Taxes

The Company's stockholder has elected S-Corporation status under provisions of the Internal Revenue Code. Income from corporations classified as S-Corporations is generally taxed at the shareholder level and, accordingly, the Company has not accrued any Federal or State income tax liability.

The accounting standard on accounting for uncertainty in income taxes addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under that guidance, the Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by taxing authorities based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement. There were no unrecognized tax benefits identified or recorded as liabilities as of December 31, 2015. The Company is generally no longer subject to examination by tax authorities for years before 2011.

(6) Retirement Plan Contributions

The Company created a 401(k) plan for its employees in 2003. No contributions were made to the plan for 2015.

(7) Liabilities Subordinated to Claims of General Creditors

At December 31, 2015 the Company had no liabilities subordinated to claims of general creditors.

(8) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2015, the Company had net capital of $153,082, which was $148,082 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.0717 to 1.

(9) Subsequent Events

The Company has evaluated subsequent events through February 24, 2016, the date on which the financial statements were available to be issued. There are no reportable subsequent events.

WINDHAM FINANCIAL SERVICES, INC.
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
December 31, 2015

Net capital:		
Total stockholder's equity		$ 195,132
Less:		
Non-allowable assets:		
Prepaid expenses	$ 10,358	
Equipment, leasehold improvements & Goodwill	9,434	
CRD deposit	220	
Non-allowable receivables	12,037	(32,050)
Other deductions:		
Excess blanket bond deductible		(10,000)
Net capital		$ 153,082
Aggregate indebtedness:		
Current liabilities		$ 10,978
Required net capital		$ 5,000
Excess net capital		$ 148,082
Ratio: Aggregate indebtedness to net capital		0.0717 to 1

Note: There are no material differences between the above computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2015.

WINDHAM FINANCIAL SERVICES, INC.
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2015

The Company is not subject to the requirements of SEC Rule 15c3-3.

WINDHAM FINANCIAL SERVICES, INC.
Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2015

The Company is not subject to the requirements of SEC Rule 15c3-3.

WINDHAM FINANCIAL®
MEMBER FINRA/SIPC/MSRB

608 Hills Point Road
Charlotte, VT 05445
800-735-2790

RULE 17a-5(d)(4) EXEMPTION REPORT

Windham Financial Services, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)*(2)(ii)*:

Who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of §§ 240.17a-3 and 240.17a-4 of this chapter, as are customarily made and kept by a clearing broker or dealer.

The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(ii) throughout the most recent fiscal year.

Windham Financial Services, Inc.

I, Paul D. Mendelsohn, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.



Paul D. Mendelsohn
President

January 27, 2016


CPAs

Green & Company, CPAs
A PCAOB Registered Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Windham Financial Services, Inc.

We have reviewed management's statements, included in the accompanying exemption report, in which (1) Windham Financial Services, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Windham Financial Services, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (the "exemption provisions") and (2) Windham Financial Services, Inc. stated that Windham Financial Services, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Maitland Securitics, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Maitland Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Green & Company, CPAs
Temple Terrace, FL
February 24, 2016

10320 N 56th Street, Suite 330 *Temple Terrace, FL 33617* *813.606.4388*